                                                                       EXHIBIT 1



For further information, call
John Garlanger, Senior Vice President
(708) 841-9010

FOR IMMEDIATE RELEASE

              CALUMET BANCORP ANNOUNCES FOURTH QUARTER EARNINGS

              DOLTON, IL (January 27, 1999) -- Calumet Bancorp, Inc. (NASDAQ/NMS:CBCI), today reported net income of $1.2 million for the fourth quarter of 1998, compared to $2.5 million for the fourth quarter of 1997. Diluted earnings per share decreased to $0.36 for the fourth quarter of 1998, compared to $0.72 for the fourth quarter of 1997. The primary reason for the decrease in earnings was a $2.2 million decrease in income from limited partnerships. During the fourth quarter of 1998 the Company recorded a $648,000 loss from its investment, through a limited partnership, in mortgage loan servicing resulting primarily from impairment allowances for purchased mortgage servicing rights, following a sharp drop in mortgage interest rates and increased loan prepayments. The loss on loan servicing reduced diluted earnings per share, net of income taxes, by approximately $0.13 per share for the quarter. During the fourth quarter of 1997 the Company recorded a non-recurring, $1.2 million gain on sale of a limited partnership investment property which increased diluted earnings per share, net of income taxes, by approximately $0.23.

              Net income for the year ended December 31, 1998, decreased $2.1 million, to $5.9 million, compared to $8.0 million for the year ended December 31, 1997. Diluted earnings per share for 1998 was $1.73, compared to $2.29 for 1997. The primary reason for the decrease was a $4.1 million decrease in income from limited partnerships. The decrease included a $5.8 million loss from the Company's limited partnership investments in mortgage loan servicing, primarily due to impairment allowances for purchased mortgage servicing rights, offset in part by a $3.6 million gain on the sale of a limited partnership investment property during the first quarter of 1998. The $5.8 million loss reduced diluted earnings per share, net of income taxes, by approximately $1.12, while the $3.6 million gain increased diluted earnings per share, net of income taxes, by approximately $0.71 for the year ended December 31, 1998.

              Net interest income decreased $241,000, to $4.3 million for the fourth quarter of 1998, compared to $4.5 million for the fourth quarter of 1997. The average yield on interest earning assets decreased to 7.88% during the fourth quarter of 1998, from 8.65% during the fourth quarter of 1997, while the average cost of funds decreased to 4.91%, from 5.28% for these same periods, resulting in a decrease in the rate spread to 2.97% in 1998, from 3.37% in 1997. The net interest margin, based on average interest earning assets, decreased to 3.78% for the fourth quarter of 1998, compared to 4.03% for the fourth quarter of 1997.

            CALUMET BANCORP ANNOUNCES FOURTH QUARTER EARNINGS, Page 2

              Net interest income decreased $211,000, to $17.8 million for the year ended December 31, 1998, compared to $18.0 million for the year ended December 31, 1997. The average yield on interest earning assets decreased to 8.19% during 1998, from 8.51% during 1997, while the average cost of funds decreased to 5.05%, from 5.22% for these same periods, resulting in a decrease in the rate spread to 3.14% in 1998, from 3.29% in 1997. The net interest margin decreased to 3.91% for 1998, compared to 3.92% for 1997.

              The Company's provision for losses on loans was reduced to $460,000 for the year ended December 31, 1998, from $700,000 for the year ended December 31, 1997, primarily due to reductions in non-performing loans and loans receivable. Net chargeoffs to the allowance for losses on loans were $501,000 during 1998, compared to $260,000 during 1997. The allowance for losses on loans increased to 1.62% of loans receivable at December 31, 1998, compared to 1.54% of loans receivable at December 31, 1997. Nonperforming loans to loans receivable decreased to 0.91% at December 31, 1998, from 1.39% at December 31, 1997, primarily due to foreclosed loans transferred to real estate acquired through foreclosure. Nonperforming assets to total assets decreased to 1.15% at December 31, 1998, from 1.64% at December 31, 1997, primarily due to the subsequent sale of property acquired through the foreclosures. The allowance for losses on loans amounted to 178% of nonperforming loans at December 31, 1998, increased from 111% at December 31, 1997.

              Other income decreased $1.9 million, to a loss of $194,000 for the fourth quarter of 1998, compared to income of $1.7 million for the fourth quarter of 1997, primarily due to the $2.2 million decrease in income from limited partnerships, which included the $648,000 loss from mortgage loan servicing limited partnerships in 1998, and the non-recurring, $1.2 million gain on sale of a limited partnership investment property in 1997.

              Other income decreased $3.4 million, to $861,000 during the year ended December 31, 1998, from $4.2 million during 1997, primarily due to the $4.1 million decrease in income from limited partnerships, which included the $5.8 million loss in mortgage loan servicing limited partnerships described above, which was partially offset by increased sales of single family homes by Illinois real estate development limited partnerships and the $3.6 million gain on sale of a limited partnership residential investment property located in Florida. At December 31, 1998, the Company had a remaining investment of $8.9 million in mortgage loan servicing, $2.6 million in residential development, and $1.4 million in other real estate limited partnerships.

              Operating expenses decreased $106,000, to $2.3 million for the fourth quarter of 1998, compared to $2.4 million for the fourth quarter of 1997, primarily due to a $109,000 decrease in compensation expense. Operating expenses as a percent of average assets decreased to 1.88% in the fourth quarter of 1998, from 1.93% in the fourth quarter of 1997. Return on average assets for the fourth quarter of 1998 decreased to 1.01%, compared to 2.03% for the fourth quarter last year. Return on average stockholders' equity for the fourth quarter of 1998 decreased to 5.62%, compared to 12.48% for the fourth quarter last year.

            CALUMET BANCORP ANNOUNCES FOURTH QUARTER EARNINGS, Page 3

              Operating expenses remained at approximately $9.5 million for years 1998 and 1997. Compensation expense decreased $311,000, to $5.2 million in 1998, from $5.5 million in 1997, offsetting in part an increase of $94,000 in professional fees. Data processing and occupancy (including equipment) expenses increased $82,000 in 1998, primarily as the result of Year 2000 preparations. Operating expenses as a percent of average assets increased to 1.96% in 1998, from 1.93% in 1997. Return on average assets for 1998 was 1.21%, compared to 1.61% for 1997. Return on average stockholders' equity for 1998 was 6.92%, compared to 10.20% for 1997.

              The Company's effective income tax rate for 1998 was 31.95%, compared to 33.30% for 1997. The effective tax rate for both years was reduced from statutory rates by the dividends received deduction and by low income housing tax credits.

              The Company has 3,145,861 shares of common stock outstanding on December 31, 1998, with a book value of $27.92 per share. Calumet Bancorp, Inc. is the holding company of Calumet Federal Savings and Loan Association of Chicago, which operates five financial services offices -- Dolton, Lansing, Sauk Village and two in southeastern Chicago.

MERGER UPDATE

              On September 9, 1998, the Company announced that a definitive agreement had been signed pursuant to which FBOP Corporation would acquire, for cash, all of the outstanding stock of the Company in a transaction valued at approximately $111.6 million, or $32.00 per fully diluted share, after deducting the Company's merger-related expenses. The transaction was expected to be completed during the first quarter of 1999, subject to the approvals of regulatory agencies and the Company's shareholders. On November 20, 1998, the Company received a letter from FBOP stating that FBOP was prepared to terminate the Merger Agreement unless the Company agreed to a price reduction of $4.0 million. FBOP asserted that, since the date of the Merger Agreement, actual and potential losses associated with the Company's investment in mortgage loan servicing limited partnerships constituted a "Material Adverse Change" under the Merger Agreement, which would allow FBOP to terminate the Merger Agreement at its option.

              The Company convened a special meeting of its Board of Directors on November 22, 1998, to consider FBOP's letter, and the Board rejected the various assertions made in the FBOP letter, including, specifically, the assertion that a "Material Adverse Change" had occurred. Nonetheless, in order to avoid additional costs and time associated with litigation and without any prejudice to the Company's'rights under the Merger Agreement, the Company offered to accept a reduction in the aggregate merger consideration of $1.5 million provided that the Merger Agreement was amended (i) to exclude the purchased mortgage servicing rights investments and changes in the value of interest rate sensitive assets currently in the Company's portfolio from the "Material Adverse Change" representation and condition under the Merger Agreement and (ii) to provide for upward adjustment to the purchase price if the Company recovers losses relating to the purchased mortgage servicing rights prior to the closing of the merger.

            CALUMET BANCORP ANNOUNCES FOURTH QUARTER EARNINGS, Page 4

              FBOP subsequently proposed that the Company accept a $2.0 million reduction in the aggregate merger consideration and share in any recovery in the value of the purchased mortgage servicing rights investments. FBOP was advised that a reduction of that magnitude had been considered by the Board at its special meeting and had been rejected. In response to the counter proposal of FBOP it was the position of the Company's Board that in view of the substantial reduction in purchase price embodied in the original $111.6 million merger consideration, any reduction in excess of $1.5 million would be unfair to Calumet's shareholders. As of 5:00 P.M., Monday, November 23, 1998, the Company's offer had not been accepted and, therefore, terminated at that time in accordance with its terms.

              On December 8, 1998, the Company advised FBOP in writing that unless it received, by 5:00 P.M. on December 15, 1998, unequivocal written assurances that FBOP will fully perform its obligations under the Merger Agreement, the Company will treat the Merger Agreement as terminated by FBOP's anticipatory repudiation of the contract, its failure to provide reasonable assurances of performances thereunder, and its continuing failure to perform its obligations under the Merger Agreement.

              On December 11, 1998, the Company received a letter from FBOP stating in part that "FBOP has and will fully perform its obligations under the Agreement and Plan of Merger and reserves all of its rights under that Agreement." In that letter FBOP also requested a meeting with management of the Company to discuss the Merger Agreement. The Company met with representatives of FBOP on December 21, 1998. At that meeting FBOP would not give the Company any assurance that FBOP would proceed with the Merger Agreement and informed the Company that they would make no decisions on the Merger Agreement at that time but would continue to reserve their rights under the Merger Agreement.


                                      #####

              Financial Highlights and Consolidated Statements of

              Financial Condition, Income, and Stockholders' Equity and Comprehensive Income attached.

CALUMET BANCORP, INC.

FINANCIAL HIGHLIGHTS                                                                          (UNAUDITED)       (AUDITED)
(Dollars in thousands, except per share data)                                                 DECEMBER 31,     DECEMBER 31,
                                                                                                  1998           1997
                                                                   --------------------------------------------------------
Statement of Financial Condition:
    Total assets                                                                               $  479,115      $  486,626
    Securities available-for-sale                                                                  50,672          46,967
    Securities held-to-maturity                                                                    14,348          18,768
    Loans receivable, net                                                                         356,544         376,988
    Real estate held for sale, acquired through foreclosure                                         2,109           2,491
    Investment in limited partnerships                                                             12,905          24,645
    Deposits                                                                                   $  348,284      $  348,461
    Borrowings                                                                                     32,310          45,060
    Stockholders' equity                                                                           87,826          81,614
    Common shares outstanding*                                                                  3,145,861       3,141,497
    Stockholders' equity per share*                                                            $    27.92      $    25.98
Selected Asset Quality Ratios:
    Loans receivable                                                                           $  373,117      $  392,890
    Non-performing loans                                                                            3,391           5,472
    Allowance for losses on loans                                                                   6,029           6,070
    Non-performing loans to loans receivable                                                         0.91%           1.39%
    Non-performing assets to total assets                                                            1.15%           1.64%
    Allowance for losses on loans to loans receivable                                                1.62%           1.54%
    Allowance for losses on loans to non-performing loans                                          177.79%         110.93%



                                                                       (UNAUDITED)              (UNAUDITED)     (AUDITED)
                                                                    THREE MONTHS ENDED             FOR THE YEAR ENDED
                                                                         DECEMBER 31,                  DECEMBER 31,
                                                               -------------------------------------------------------------
                                                                      1998         1997            1998             1997
                                                               -------------------------------------------------------------
Results of Operations:
    Net interest income                                           $    4,283  $     4,524      $    17,762     $     17,973
    Provision for losses on loans                                        118          100              460              700
    Other income                                                        (194)       1,707              861            4,238
    Other expenses                                                     2,250        2,356            9,521            9,536
    Income taxes (benefit)                                               512        1,300            2,761            3,988
                                                               -------------------------------------------------------------
    Net income (loss)                                             $    1,209  $     2,475      $     5,881     $      7,987
                                                               =============================================================

Basic earnings per share*                                         $     0.38  $      0.78      $      1.87     $       2.46
Diluted earnings per share*                                       $     0.36  $      0.72      $      1.73     $       2.29
Operating Ratios (Annualized):
    Interest rate spread                                                2.97%        3.37%            3.14%            3.29%
    Net interest margin                                                 3.78%        4.03%            3.91%            3.92%
    Return on average assets                                            1.01%        2.03%            1.21%            1.61%
    Return on average equity                                            5.62%       12.48%            6.92%           10.20%
    Non-interest expense to average assets                              1.88%        1.93%            1.96%            1.93%
Stock price this period:
    High*                                                         $    30.44  $     34.63      $     39.00     $      34.63
    Low*                                                               26.63        31.00            26.00            21.67
    Close*                                                             27.13        33.25            27.13            33.25

Weighted average common shares outstanding*                        3,145,861    3,159,164        3,143,816        3,244,500
Weighted average diluted shares outstanding*                       3,390,989    3,415,855        3,396,336        3,488,061
Average unearned ESOP shares included above*                               -       35,363           10,609           84,870
Average assets                                                    $  479,585  $   487,122      $   486,749     $    495,345
Average interest earning assets                                      453,502      449,275          454,547          458,048
Average stockholders' equity                                          85,980       79,307           85,046           78,283


*Adjusted for 3-for-2 stock split distributed November 17, 1997.

CALUMET BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)

                                                                           (UNAUDITED)           (AUDITED)
                                                                           DECEMBER 31,          DECEMBER 31,
                                                                               1998                 1997
                                                                          -----------------------------------
ASSETS:
  Cash                                                                    $         3,678     $         2,932
  Interest bearing deposits                                                        30,130               5,351
                                                                          -----------------------------------
CASH AND CASH EQUIVALENTS                                                          33,808               8,283
  Securities available-for-sale                                                    50,672              46,967
  Securities held-to-maturity
   (fair value: $14,222 (1998); $18,606 (1997))                                    14,348              18,768
  Loans receivable, net                                                           356,544             376,988
  Investment in limited partnerships                                               12,905              24,645
  Real estate held for sale acquired
    through foreclosure                                                             2,109               2,491
  Office properties and equipment, net                                              5,113               4,468
  Accrued interest receivable and other assets                                      3,616               4,016
                                                                          -----------------------------------
     TOTAL ASSETS                                                         $       479,115     $       486,626
                                                                          ===================================

LIABILITIES:
  Deposits                                                                $       348,284     $       348,461
  Federal Home Loan Bank advances                                                  32,310              45,060
  Advance payments by borrowers for
    taxes and insurance                                                             3,014               3,237
  Income taxes                                                                        506               1,229
  Accrued interest payable and other liabilities                                    7,175               7,025
                                                                          -----------------------------------
     TOTAL LIABILITIES                                                            391,289             405,012

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 2,000,000 shares authorized                         --                  --
  Common stock, $.01 par value, 8,400,000 shares authorized,
     3,620,454 shares issued                                                           36                  36
  Additional paid-in capital                                                       35,262              35,217
  Retained earnings - substantially restricted                                     62,667              56,786
  Accumulated other comprehensive income, net of tax                                1,306               1,303
  Unearned ESOP shares                                                                 --                (283)
  Treasury stock (474,593 shares)                                                 (11,445)            (11,445)
                                                                          -----------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                    87,826              81,614
                                                                          -----------------------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $       479,115     $       486,626
                                                                          ====================================

CALUMET BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

                                                                   (UNAUDITED)            (UNAUDITED)       (AUDITED)
                                                                THREE MONTHS ENDED           FOR THE YEAR ENDED
                                                                    DECEMBER 31,                 DECEMBER 31,
                                                      ---------------------------------------------------------------
                                                                 1998         1997           1998            1997
                                                      ---------------------------------------------------------------
INTEREST AND DIVIDEND INCOME:
  Loans                                               $         7,746      $    8,592    $     32,543    $     34,013
  Securities and deposits                                       1,187           1,119           4,691           4,987
                                                      ---------------------------------------------------------------
  Total interest and dividend income                            8,933           9,711          37,234          39,000
INTEREST EXPENSE:
  Deposits                                                      4,104           4,416          16,812          17,641
  Federal Home Loan Bank advances                                 546             771           2,660           3,386
                                                      ---------------------------------------------------------------
  Total interest expense                                        4,650           5,187          19,472          21,027
                                                      ---------------------------------------------------------------
NET INTEREST INCOME                                             4,283           4,524          17,762          17,973
  Provision for losses on loans                                   118             100             460             700
                                                      ---------------------------------------------------------------
  Net interest income after provision for losses                4,165           4,424          17,302          17,273
OTHER INCOME:
  Gain on loans sold                                               67              41             193             167
  Gain (loss) on sales of real estate                              (8)             16             137              70
  Gain (loss) on sales of securities                               --            (271)             12            (230)
  Income (loss) from limited partnerships                        (539)          1,637            (712)          3,385
  Insurance and brokerage commissions                              26              80             273             233
  Other                                                           260             204             958             613
                                                      ---------------------------------------------------------------
  Total other income                                             (194)          1,707             861           4,238
OTHER EXPENSES:
  Compensation and benefits                                     1,142           1,251           5,194           5,505
  Office occupancy and equipment                                  389             350           1,402           1,295
  Federal insurance premiums                                       51              57             215             231
  Advertising and promotion                                        95             108             335             343
  Data processing                                                 156             139             607             525
  Other                                                           417             451           1,768           1,637
                                                      ---------------------------------------------------------------
  Total other expenses                                          2,250           2,356           9,521           9,536
                                                      ---------------------------------------------------------------
  Income before income taxes                                    1,721           3,775           8,642          11,975
  Income taxes                                                    512           1,300           2,761           3,988
                                                      ---------------------------------------------------------------
NET INCOME                                            $         1,209      $    2,475    $      5,881    $      7,987
                                                      ===============================================================
BASIC EARNINGS PER SHARE                              $          0.38      $     0.78    $       1.87    $       2.46
                                                      ===============================================================
DILUTED EARNINGS PER SHARE                            $          0.36      $     0.72    $       1.73    $       2.29
                                                      ===============================================================

CALUMET BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(Dollars in thousands)                                                                 (UNAUDITED)
                                                              COMPREHENSIVE INCOME                  STOCKHOLDERS' EQUITY
                                                              FOR THE YEAR ENDED                    FOR THE YEAR ENDED
                                                                 DECEMBER 31,                          DECEMBER 31,
                                                              ---------------------------------------------------------------------
                                                               1998                 1997             1998                 1997
                                                              ---------------------------------------------------------------------
Common stock:
   Beginning and end of period                                                                 $           36         $         36
                                                                                             --------------------------------------

Additional paid-in capital:
   Beginning of period                                                                                 35,217               35,090
   Proceeds of option stock exercised                                                                      31                   37
   Tax benefits of MRP and option deductions                                                               14                   90
                                                                                             --------------------------------------
   End of period                                                                                       35,262               35,217
                                                                                             --------------------------------------

Retained earnings:
   Beginning of period                                                                                 56,786               73,817
   Common stock split from treasury stock                                                                   -              (25,018)
   NET INCOME                                                   $ 5,881              $ 7,987            5,881                7,987
                                                                                             --------------------------------------
   End of period                                                                                       62,667               56,786
                                                                                             --------------------------------------

Accumulated other comprehensive income:
  Beginning of period unrealized gains on securities,
    net of income taxes                                                                                 1,303                  239
  Unrealized holding gains (losses) on securities arising
    during period, net of income taxes                              (54)                 968
  Reclassification adjustment for (gains) losses on securities
    included in net income, net of income taxes                      (8)                 153
  Effect of tax rate adjustment on unrealized gains                  65                  (57)
                                                              -------------------------------
  Other comprehensive income                                          3                1,064                3                1,064
                                                              ---------------------------------------------------------------------
  End of period accumulated other comprehensive income                                                  1,306                1,303
                                                                                             --------------------------------------
  COMPREHENSIVE INCOME                                          $ 5,884              $ 9,051
                                                              ===============================

Less unearned ESOP shares:
   Beginning of period                                                                                   (283)                (849)
   Shares to be released                                                                                  283                  566
                                                                                             --------------------------------------
   End of period                                                                                            -                 (283)
                                                                                             --------------------------------------

Less stock held for MRP:
   Beginning of period                                                                                      -                 (137)
   Amortization                                                                                             -                  137
                                                                                             --------------------------------------
   End of period                                                                                            -                    -
                                                                                             --------------------------------------

Less treasury stock:
   Beginning of period                                                                                (11,445)             (26,432)
   Common stock split from treasury stock                                                                   -               25,014
   Purchases                                                                                                -              (10,027)
                                                                                             --------------------------------------
   End of period                                                                                      (11,445)             (11,445)
                                                                                             --------------------------------------
Total stockholders' equity                                                                     $       87,826         $     81,614
                                                                                             ======================================

                                    Page 8